FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      6. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
                                        /                                         /          -X-  Director      ---    10% Owner
(Last)        (First)    (Middle)       /          ITEX CORPORATION               /          ---  Officer       ---    Other
ELDER,         JEFFREY                  /              ("ITEX")                   /          (give title below) (specify below)
                                        /                                         /
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        / 3. I.R.S.             4. Statement for  /
                                        /  Identification          (Month/Year)   /
                                        /  Number of Reporting      06/01         /
                                        /  Person, if an                          /
----------------------------------------/  Entity                -----------------/
                                        /  (Voluntary)                            /
                                        /                                         /
c/o ITEX CORPORATION                   /       --                                 /        7.   Individual or Joint/Group Filing
3400 COTTAGE WAY                        /                       5. If Amendment,  /            (Check Applicable Line)
--------------------------------------- /                        Date of Original /         X   Form filed by one Reporting Person
(Street)                                /                         (Month/Year)    /        ---  Form filed by More than One
--------------------------------------- /                                N/A      /             Reporting Person
                                        /   --------------------------------------/
SACRAMENTO,            CA        95825  /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
                                        /                                         /
-----------------------------------------------------------------------------------------------------------------------------------

          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



-----------------------------------------------------------------------------------------------------------------------------------
1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4)
===================================================================================================================================
COMMON
 STOCK      06/22/01         A                10,000          A         $0.40           12,000                D


===================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
  Title   / Conversion/ Trans- / Trans- / Nature of /      Date       /    Title      /Price of / Number /  Ownership / Nature of
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4)
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      /         /  ties  / or Indirect/
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /         /Benefic-/ (Instr. 4) /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    /         /ally    /            /
          /           /        /        /           /                 /    and 4)     /         /Owned at/            /
          /           /        /------------------------------------------------------/         /end of  /            /
          /           /        /Code/ V /  (A)  /(D)/ Date   /  Expir-/ Title /Amount /         / Month  /            /
          /           /        /    /   /       /   / Exer-  /  ation /       / of    /         / Instr. /            /
          /           /        /    /   /       /   / cisable/  Date  /       /shares /         /   4    /            /
===================================================================================================================================
OPTIONS TO
PURCHASE
 COMMON                                                                 COMMON
 STOCK       $0.40    06/22/01   A       50,000       *(1)     06/22/06  STOCK  50,000            50,000         D
----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

*(1) 12,500 vests immediately
     12,500 vests 06/22/02
     12,500 vests 06/22/03
     12,500 vests 06/22/04


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

 /s/ JEFFFEY ELDER                                                 06/10/2001
 --------------------------------                                  -----------
     Jeffrey Elder                                                    Date

 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.